

Mail Stop 4631

July 22, 2010

**via U.S. mail and facsimile**

Glenn A. Culpepper, Finance Director
CRH public limited company
Belgard Castle, Clondalkin
Dublin 22, Ireland

> **RE:    CRH public limited company**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 1, 2010**
> **File No. 1-32846**

Dear Mr. Culpepper:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5 – Operating and Financial Review and Prospects, page 26

1.  We note your presentation of the non-GAAP measure, PBITDA, or profit before interest, taxes, depreciation and amortisation (including asset impairment charges). In future filings, please reconcile this measure to group profit rather than group operating profit, as this measure does not include interest or taxes.  Please also revise the title of this non-GAAP measure, as you are also excluding impairment charges, which are not contemplated by the title, PBITDA.  Please refer to Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures for guidance.

Consolidated Statement of Cash Flows, page F-6

2.  Please tell us how you determined it is appropriate to include the inflows and
    outflows related to your liquid investments as a financing activity rather than as an
    operating activity for those securities held for trading and as an investing activity for
    the loans and receivables securities.  Please refer to paragraphs 14(g), 15 and 16 of
    IAS 7 for guidance.  If you determine that these cash flow activities should have been
    classified as operating activities, please revise your presentation in future filings.

Accounting Policies, page F-7

Basis of preparation, page F-7

3.  In future filings, please include the disclosures required by paragraphs 125-133 of
    IAS 1 for the four areas you identified that involve high degrees of judgment and
    complexity (i.e., defined benefit pension schemes, provisions for liabilities, property,
    plant and equipment and goodwill impairments).  Please ensure your disclosure
    sufficiently explains to investors the uncertainty associated with your critical
    estimates; the methods and assumptions used the make the critical estimates,
    including an explanation as to how you arrived at the assumptions used; the events or
    transactions that could materially impact the assumptions made; and how reasonably
    likely changes to those assumptions could impact your consolidated financial
    statements.  Please provide investors with quantified information to the extent
    meaningful and available.  Please provide us with the disclosures you intend to
    include in future filings.  To the extent that you believe you have already provided
    these disclosures in your footnotes, please include a cross-reference to the location of
    these disclosures.

Revenue recognition, page F-10

4.  With respect to your construction contracts, please address the following in future
    filings:
    • The types of construction contracts (i.e. fixed price, cost plus) that you enter into.
      For each type of contract, please disclose further details regarding the method
      used to determine contract revenue recognized and the stage of completion.  Refer
      to paragraphs 23 and 24 and the illustrative examples in the appendix to IAS 11.
      Please also ensure your disclosure provides investors with sufficient information
      to understand the portion of revenues recognized under each type of construction
      contract.
    • Your policy for including costs and/or profit related to variations and claims in
      contract revenue pursuant to paragraphs 13 and 14 of IAS 11.

- If your contracts contain incentive payment clauses, please state your policy for including these payments in contract revenues pursuant to paragraph 15 of IAS 11.
- Your method of allocating general costs pursuant to paragraph 18 of IAS 11.
- We note your policy to recognize contract costs as incurred. Please revise your disclosure to clarify your policy regarding contract costs incurred related to future activity and/or advances to subcontractors pursuant to paragraphs 27 and 31 of IAS 11.
- We note that when you are unable to estimate the outcome of a contract, you recognize revenue when the amount is "likely" to be recoverable. Please revise your disclosure to clarify that you recognize revenue when it is probable that you will recover the amount recognized as required by paragraph 32(a) of IAS 11.

Please provide us with the disclosures you intend to include in future filings.

Foreign currency translation, page F-11

5. In future filings, please disclose your accounting policy for the subsequent reporting of non-monetary items at the end of the reporting period, including the classification of the exchange differences recognized. In this regard, we note that a significant portion of your non-current assets are located outside of Europe. Please refer to paragraphs 23(b) and 30 of IAS 21 for guidance.

Property, plant and equipment, page F-14

6. Please confirm to us that you review the depreciation methods applied to your property, plant and equipment in addition to the residual values and useful lives at the end of each financial year-end. Please also revise your accounting policy disclosure in future filings to clarify this point. Please refer to paragraph 61 of IAS 16 for guidance.

Intangible assets (other than goodwill) arising on business combinations, page F-16

7. Please confirm to us that you review the amortisation period and amortisation method for your finite-lived intangible assets at the end of each financial year-end, at a minimum. Please also revise your disclosure to clarify your accounting policy in future filings. Please refer to paragraph 104 of IAS 38 for guidance.

Inventories and construction contracts, page F-17

8. In future filings, please provide investors with an understanding of the considerations made when estimating the net realisable value of your inventories. Please refer to paragraphs 30-33 of IAS 2 for guidance.

<u>1. Segment Information, page F-22</u>

9. In future filings, please revise your disclosure to clarify the reportable segment(s) that include your construction activities. Please also disclose the amount of group operating profit recognized for your construction contracts in addition to the amount of revenues recognized. This disclosure will allow investors to better understand the impact the construction contracts have on your operating results.

<u>10. Income Tax Expense, page F-36</u>

10. In future filings, please disclose the amount of income tax consequences for dividends proposed prior to issuance of the consolidated financial statements and for which a liability has not been recognized. Please refer to paragraphs 81(i) and 82A of IAS 12 for guidance.

<u>14. Intangible Assets, page F-42</u>

11. We note that total goodwill represents 19.3% of 2009 total assets and 40.4% of 2009 total equity. Given the significance to your consolidated financial statements, please revise your disclosures in future filings to address the following:
   - For the one CGU you have provided certain information, please identify this CGU and the disclosures required by paragraphs 134(d)(i) and 134(d)(iv) of IAS 36.
   - For the six CGUs discussed in the aggregate, please disclose the information required by paragraphs 135(c), 135(e)(i), and 135(e)(ii) of IAS 36.

   Please provide us with the disclosures you intend to include in future filings.

<u>15. Financial Assets, page F-45</u>

12. In future filings, please disclose the carrying value in addition to the fair value disclosed for those associates accounted for using the equity method and for which there are published price quotations. This disclosure will allow investors to better understand the required disclosure, as it relates to your consolidated financial statements.

<u>17. Inventories, page F-46</u>

13. In future filings, please disclose the amount of inventories recognized as an expense for each period presented. Please refer to paragraph 36(d) of IAS 2 for guidance.

Mr. Culpepper
CRH public limited company
July 22, 2010
Page 5


21.  Capital and Financial Risk Management, page F-49

14. In future filings, please include a sensitivity analysis of the impact of your interest
    rate risk on equity.  Please refer to paragraph 40(a) of IFRS 7 for guidance.  Please
    also disclose the methods and assumptions used in preparing your sensitivity analyses
    for your interest rate risk and foreign currency risk.  Please refer to paragraph 40(b) of
    IFRS for guidance.

26.  Provisions for Liabilities, page F-64

15. We note that you recognized Euro 114 million of rationalisation and redundancy
    expenses during fiscal year 2009, which is 11.9% of group operating profit and 15.6%
    of profit before tax.  As such, please revise your disclosures in future filings to
    address the following:
    • Please disclose your accounting policy for recognizing restructuring provisions.
      Please refer to paragraphs 70-83 of IAS 37 for guidance.
    • Please provide investors with a better understanding of the nature of your
      rationalisation and redundancy activities along with the material components of
      the activities either at the individual activity level or on an aggregated basis in
      future filings.
    Please provide us with the disclosures you intend to include in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the
      filing;

    • staff comments or changes to disclosure in response to staff comments do not
      foreclose the Commission from taking any action with respect to the filing; and

    • the company may not assert staff comments as a defense in any proceeding
      initiated by the Commission or any person under the federal securities laws of the
      United States.

Mr. Culpepper
CRH public limited company
July 22, 2010
Page 6


You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.


Sincerely,


Rufus Decker
Accounting Branch Chief